EXHIBIT 99.2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2005


                                                                       Page
                                                                       ----


INDEX TO FINANCIAL STATEMENTS                                            1

BALANCE SHEETS                                                           2

STATEMENTS OF OPERATIONS                                                 3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            4

STATEMENTS OF CASH FLOWS                                                 5

NOTES TO FINANCIAL STATEMENTS                                           6-21

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                                   AS OF JUNE 30,     DECEMBER 31,
                                                                              ----------------------    ---------
                                                                                 2005         2004         2004
                                                                              ---------    ---------    ---------
                                                                                    (UNAUDITED)
                                                                              ----------------------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                              $  23,459    $  19,115    $  27,664
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                  16,953       42,279       53,793
       TRADE ACCOUNTS RECEIVABLE                                                 10,853       19,113       19,286
       OTHER RECEIVABLES                                                          8,862       20,067       11,365
       INVENTORIES                                                               17,058       25,712       25,669
       OTHER CURRENT ASSETS                                                       1,310        2,112        1,818
                                                                              ---------    ---------    ---------
             TOTAL CURRENT ASSETS                                                78,495      128,398      139,595
                                                                              ---------    ---------    ---------

    LONG-TERM INVESTMENTS
       LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS                                            --        4,918        5,134
       OTHER LONG-TERM INVESTMENT                                                    --        6,000           --
                                                                              ---------    ---------    ---------
                                                                                     --       10,918        5,134
                                                                              ---------    ---------    ---------

    PROPERTY AND EQUIPMENT, NET                                                 562,962      589,271      609,296
                                                                              ---------    ---------    ---------

    OTHER ASSETS, NET                                                            86,519      102,094       93,483
                                                                              =========    =========    =========

             TOTAL ASSETS                                                     $ 727,976    $ 830,681    $ 847,508
                                                                              =========    =========    =========



LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       TRADE ACCOUNTS PAYABLE                                                 $  59,640    $  51,082    $  65,326
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                               6,331           --           --
       OTHER CURRENT LIABILITIES                                                  8,467        8,853       10,678
                                                                              ---------    ---------    ---------
             TOTAL CURRENT LIABILITIES                                           74,438       59,935       76,004

    LONG-TERM DEBT                                                              497,000      461,000      497,000

    CONVERTIBLE DEBENTURES                                                       18,992       25,508       26,651

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                   62,007       45,762       64,428

    OTHER LONG-TERM LIABILITIES                                                   9,175        8,209       15,445
                                                                              ---------    ---------    ---------
             TOTAL LIABILITIES                                                  661,612      600,414      679,528
                                                                              ---------    ---------    ---------

    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          250,000,000, 150,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
          ISSUED 67,586,187, 66,894,593 AND 66,999,796 SHARES, RESPECTIVELY      16,408       16,251       16,274
       ADDITIONAL PAID-IN CAPITAL                                               518,286      517,041      517,476
       SHAREHOLDER RECEIVABLES                                                      (26)         (26)         (26)
       ACCUMULATED DEFICIT                                                     (459,232)    (293,927)    (356,672)
                                                                              ---------    ---------    ---------
                                                                                 75,436      239,339      177,052
       TREASURY STOCK, AT COST - 1,300,000 SHARES                                (9,072)      (9,072)      (9,072)
                                                                              ---------    ---------    ---------
             TOTAL SHAREHOLDERS' EQUITY                                          66,364      230,267      167,980
                                                                              =========    =========    =========

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 727,976    $ 830,681    $ 847,508
                                                                              =========    =========    =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                           SIX MONTHS ENDED         THREE MONTHS ENDED      YEAR ENDED
                                                                JUNE 30,                  JUNE 30,         DECEMBER 31,
                                                        ----------------------    ----------------------    ---------
                                                           2005         2004         2005         2004         2004
                                                        ---------    ---------    ---------    ---------    ---------
                                                             (UNAUDITED)               (UNAUDITED)
                                                        ----------------------    ----------------------
REVENUES

    SALES                                               $  42,375    $  58,955    $  19,208    $  33,652    $ 124,111
    REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT       8,000        1,944        8,000           --        1,944
                                                        ---------    ---------    ---------    ---------    ---------
                                                           50,375       60,899       27,208       33,652      126,055

COST OF SALES                                             122,468      104,399       61,254       54,250      228,410
                                                        ---------    ---------    ---------    ---------    ---------

      GROSS LOSS                                          (72,093)     (43,500)     (34,046)     (20,598)    (102,355)
                                                        ---------    ---------    ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                                8,649        7,256        3,886        3,751       17,053
    MARKETING, GENERAL AND ADMINISTRATIVE                   8,766       11,021        4,238        5,430       21,297
                                                        ---------    ---------    ---------    ---------    ---------

                                                           17,415       18,277        8,124        9,181       38,350
                                                        =========    =========    =========    =========    =========

      OPERATING LOSS                                      (89,508)     (61,777)     (42,170)     (29,779)    (140,705)

FINANCING EXPENSE, NET                                    (15,528)     (13,340)      (7,353)      (6,809)     (29,745)

OTHER INCOME, NET                                           2,476           94        2,283           56       32,682
                                                        ---------    ---------    ---------    ---------    ---------

           LOSS FOR THE PERIOD                          $(102,560)   $ (75,023)   $ (47,240)   $ (36,532)   $(137,768)
                                                        =========    =========    =========    =========    =========




BASIC LOSS PER ORDINARY SHARE

    LOSS PER SHARE                                      $   (1.56)   $   (1.16)   $   (0.71)   $   (0.55)   $   (2.13)
                                                        =========    =========    =========    =========    =========

    LOSS USED TO COMPUTE
       BASIC LOSS PER SHARE                             $(102,560)   $ (75,009)   $ (47,240)   $ (36,525)   $(137,768)
                                                        =========    =========    =========    =========    =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                    65,946       64,812       66,190       66,632       64,717
                                                        =========    =========    =========    =========    =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                                         PROCEEDS
                                                      ORDINARY SHARES      ADDITIONAL      ON
                                                 -----------------------    PAID-IN     ACCOUNT OF
                                                   SHARES       AMOUNT      CAPITAL    SHARE CAPITL
                                                 ----------   ----------   ----------   ---------

     BALANCE - JANUARY 1, 2005                   66,999,796   $   16,274   $  517,476   $      --

CHANGES DURING SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                  586,391          134          810
LOSS FOR THE PERIOD
                                                 ----------   ----------   ----------   ---------
     BALANCE - JUNE 30, 2005 (UNAUDITED)         67,586,187   $   16,408   $  518,286   $      --
                                                 ==========   ==========   ==========   =========






     BALANCE - JANUARY 1, 2004                   52,996,097   $   13,150   $  427,881   $  16,428

CHANGES DURING SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                2,358,746          530       15,979     (16,428)
ISSUANCE OF SHARES, NET OF RELATED COST -
   PUBLIC OFFERING                               11,444,500        2,550       72,536
EXERCISE OF SHARE OPTIONS                            95,250           21          645
LOSS FOR THE PERIOD
                                                 ----------   ----------   ----------   ---------
     BALANCE - JUNE 30, 2004 (UNAUDITED)         66,894,593   $   16,251   $  517,041   $      --
                                                 ==========   ==========   ==========   =========





     BALANCE - APRIL 1, 2005                     66,999,796   $   16,274   $  517,476   $      --

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                  586,391          134          810
LOSS FOR THE PERIOD
                                                 ----------   ----------   ----------   ---------
     BALANCE - JUNE 30, 2005 (UNAUDITED)         67,586,187   $   16,408   $  518,286   $      --
                                                 ==========   ==========   ==========   =========




     BALANCE - APRIL 1, 2004                     66,882,383   $   16,248   $  516,962   $      --

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                   11,960            3           78
EXERCISE OF SHARE OPTIONS                               250                         1
LOSS FOR THE PERIOD
                                                 ----------   ----------   ----------   ---------
     BALANCE - JUNE 30, 2004 (UNAUDITED)         66,894,593   $   16,251   $  517,041   $      --
                                                 ==========   ==========   ==========   =========



     BALANCE - JANUARY 1, 2004                   52,996,097   $   13,150   $  427,881   $  16,428

CHANGES DURING 2004:

ISSUANCE OF SHARES                                2,463,949          553       16,414     (16,428)
ISSUANCE OF SHARES, NET OF RELATED COST -
   PUBLIC OFFERING                               11,444,500        2,550       72,536
EXERCISE OF SHARE OPTIONS                            95,250           21          645
LOSS FOR THE YEAR
                                                 ----------   ----------   ----------   ---------
     BALANCE - DECEMBER 31, 2004                 66,999,796   $   16,274   $  517,476   $      --
                                                 ==========   ==========   ==========   =========





                                              SHAREHOLDER
                                              RECEIVABLES
                                                  AND
                                               UNEARNED   ACCUMULATED   TREASURY
                                             COMPENSATION   DEFICIT      STOCK        TOTAL
                                                 -----    ----------    --------    ----------
     BALANCE - JANUARY 1, 2005                   $ (26)   $ (356,672)   $ (9,072)   $  167,980

CHANGES DURING SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                         944
LOSS FOR THE PERIOD                                         (102,560)                 (102,560)
                                                 -----    ----------    --------    ----------
     BALANCE - JUNE 30, 2005 (UNAUDITED)         $ (26)   $ (459,232)   $ (9,072)   $   66,364
                                                 =====    ==========    ========    ==========






     BALANCE - JANUARY 1, 2004                   $ (26)   $ (218,904)   $ (9,072)   $  229,457

CHANGES DURING SIX-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                          81
ISSUANCE OF SHARES, NET OF RELATED COST -
   PUBLIC OFFERING                                                                      75,086
EXERCISE OF SHARE OPTIONS                                                                  666
LOSS FOR THE PERIOD                                          (75,023)                  (75,023)
                                                 -----    ----------    --------    ----------
     BALANCE - JUNE 30, 2004 (UNAUDITED)         $ (26)   $ (293,927)   $ (9,072)   $  230,267
                                                 =====    ==========    ========    ==========





     BALANCE - APRIL 1, 2005                     $ (26)   $ (411,992)   $ (9,072)   $  112,660

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                         944
LOSS FOR THE PERIOD                                          (47,240)                  (47,240)
                                                 -----    ----------    --------    ----------
     BALANCE - JUNE 30, 2005 (UNAUDITED)         $ (26)   $ (459,232)   $ (9,072)   $   66,364
                                                 =====    ==========    ========    ==========




     BALANCE - APRIL 1, 2004                     $ (26)   $ (257,395)   $ (9,072)   $  266,717

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                          81
EXERCISE OF SHARE OPTIONS                                                                    1
LOSS FOR THE PERIOD                                          (36,532)                  (36,532)
                                                 -----    ----------    --------    ----------
     BALANCE - JUNE 30, 2004 (UNAUDITED)         $ (26)   $ (293,927)   $ (9,072)   $  230,267
                                                 =====    ==========    ========    ==========



     BALANCE - JANUARY 1, 2004                   $ (26)   $ (218,904)   $ (9,072)   $  229,457

CHANGES DURING 2004:

ISSUANCE OF SHARES                                                                         539
ISSUANCE OF SHARES, NET OF RELATED COST -
   PUBLIC OFFERING                                                                      75,086
EXERCISE OF SHARE OPTIONS                                                                  666
LOSS FOR THE YEAR                                           (137,768)                 (137,768)
                                                 -----    ----------    --------    ----------
     BALANCE - DECEMBER 31, 2004                 $ (26)   $ (356,672)   $ (9,072)   $  167,980
                                                 =====    ==========    ========    ==========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                        SIX MONTHS ENDED         THREE MONTHS ENDED      YEAR ENDED
                                                                            JUNE 30,                  JUNE 30,          DECEMBER 31,
                                                                     ----------------------    ----------------------    ---------
                                                                        2005         2004         2005         2004         2004
                                                                     ---------    ---------    ---------    ---------    ---------
                                                                          (UNAUDITED)                (UNAUDITED)
                                                                     ----------------------    ----------------------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE PERIOD                                               $(102,560)   $ (75,023)   $ (47,240)   $ (36,532)   $(137,768)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
        DEPRECIATION AND AMORTIZATION                                   71,153       55,406       36,559       28,477      121,067
        EFFECT OF INDEXATION AND TRANSLATION ON
          CONVERTIBLE DEBENTURES                                        (1,427)        (366)      (1,024)         534          676
        OTHER INCOME, NET                                               (2,476)         (94)      (2,283)         (56)     (32,682)
       CHANGES IN ASSETS AND LIABILITIES:
        DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                 8,433       (7,482)       1,288       (3,558)      (7,655)
        DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER
          CURRENT ASSETS                                                 2,660       (3,168)         624       (1,420)        (413)
        DECREASE (INCREASE) IN INVENTORIES                               8,611       (6,330)       4,566       (4,128)      (6,287)
        INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                     (160)       3,479          891          170          404
        INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                (1,465)        (726)        (202)         640         (970)
        INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES              (7,077)       2,274       (6,510)          42        9,344
                                                                     ---------    ---------    ---------    ---------    ---------
                                                                       (24,308)     (32,030)     (13,331)     (15,831)     (54,284)
        INCREASE (DECREASE) IN LONG-TERM LIABILITY
          IN RESPECT OF CUSTOMERS' ADVANCES, NET                          (232)        (504)        (126)          13       19,384
                                                                     ---------    ---------    ---------    ---------    ---------
          NET CASH USED IN OPERATING ACTIVITIES                        (24,540)     (32,534)     (13,457)     (15,818)     (34,900)
                                                                     ---------    ---------    ---------    ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS, NET                           41,974        1,693        5,732       35,802      (10,037)
   INVESTMENTS IN PROPERTY AND EQUIPMENT                               (24,105)     (80,287)      (4,455)     (55,033)    (154,975)
   INVESTMENT GRANTS RECEIVED                                            4,358       12,502          870        9,991       32,636
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT       1,708          104        1,362           66        2,626
   INVESTMENTS IN OTHER ASSETS                                          (3,600)        (702)      (1,100)          --         (702)
   DECREASE IN DEPOSITS, NET                                                --           --           --        3,000           --
   PROCEEDS FROM SALE OF  LONG-TERM INVESTMENT                              --           --           --           --       38,677
                                                                     ---------    ---------    ---------    ---------    ---------
          NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           20,335      (66,690)       2,409       (6,174)     (91,775)
                                                                     ---------    ---------    ---------    ---------    ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM (COST RELATED TO) ISSUANCE OF SHARES, NET                  --       75,225           --         (240)      75,225
   PROCEEDS FROM LONG-TERM DEBT                                             --       30,000           --       30,000       66,000
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                  --          666           --            1          666
                                                                     ---------    ---------    ---------    ---------    ---------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                         --      105,891           --       29,761      141,891
                                                                     =========    =========    =========    =========    =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (4,205)       6,667      (11,048)       7,769       15,216
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                         27,664       12,448       34,507       11,346       12,448
                                                                     ---------    ---------    ---------    ---------    ---------

       CASH AND CASH EQUIVALENTS - END OF PERIOD                     $  23,459    $  19,115    $  23,459    $  19,115    $  27,664
                                                                     =========    =========    =========    =========    =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                             $  12,502    $  28,182    $   6,461    $  26,183    $  47,675
                                                                     =========    =========    =========    =========    =========
   INVESTMENTS IN OTHER ASSETS                                       $     187    $      19
                                                                     =========    =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS'
     ADVANCES TO SHARE CAPITAL                                             944    $      81    $     944    $      81    $     539
                                                                     =========    =========    =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE PERIOD FOR INTEREST                          $  15,904    $  11,977    $   7,588    $   5,446    $  25,205
                                                                     =========    =========    =========    =========    =========
   CASH PAID DURING THE PERIOD FOR INCOME TAXES                      $      83    $      97    $      79    $      61    $     130
                                                                     =========    =========    =========    =========    =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1) The unaudited condensed interim consolidated financial statements as of June 30, 2005 and for the six months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

          (2) The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel ("Israeli GAAP"), which, as applicable to these interim financial statements, differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 6. The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in (4) below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

               A. SFAS NO. 151. INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 - In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Standard is not expected to have a material effect on the Company's financial position and results of operations.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 -   GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENT BY THE FASB (cont.)

               B. SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB NO. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The adoption of this Standard is not expected to have a material effect on the Company's financial position and results of operations.

               C. SFAS NO. 154. ACCOUNTING CHANGES AND ERROR CORRECTIONS - This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

                    Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENT BY THE FASB (cont.)

               C.   SFAS NO. 154. ACCOUNTING CHANGES AND ERROR CORRECTIONS
                    (cont.)

                    This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

                    This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

                    The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company's financial position and results of operations.

               (4) RECENT ACCOUNTING PRONOUNCEMENT BY THE ISRAELI ACCOUNTING STANDARDS BOARD

                    ACCOUNTING STANDARD NO. 19 "TAXES ON INCOME" - In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "INCOME TAXES" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of the Standard did not affect the Company's financial position, results of operations and cash flows.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (5)  PRESENTATION

               Certain amounts in prior periods financial statements have been reclassified in order to conform to the June 30, 2005 presentation.


     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"). Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of $1,269,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 12A to the 2004 audited consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)


NOTE 1 - GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the first half of 2005 and in recent years, the Company has experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. According to the Company's approved short-term working plan, based on the current prevailing semiconductor market conditions, in the event the Company raises in a timely manner approximately $60,000 in funds as contemplated by an amendment to the Facility Agreement that was signed in July 2005, and by the commitments of certain of the Company's Equity Investors and Wafer Partners, described in Note 4B below, the Company will still need to raise additional funds in order to finance its short-term activities and liabilities in 2006, at least until the Company achieves positive cash flow from its operations. In addition, for details concerning recent amendments to certain of the Company's financial ratios and covenants through the third quarter of 2006 under the amended Facility Agreement with the Banks, which were obtained subsequent to a waiver letter agreement signed between the Company and the Banks in January 2005, see Note 4B below and Note 12A(6) to the 2004 audited consolidated financial statements. In light of the above described, the Company has been taking comprehensive measures to obtain the needed funds for its near-term ongoing operations, as well as to reduce its short-term liabilities. The Company has also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, the Company completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, the Company, certain of its Equity Investors, Wafer Partners, and its Banks have been holding discussions to provide additional funding for the Company of an aggregate amount of approximately $60,000. Consequently, in July 2005, an amendment to the Facility Agreement was signed between the Company and its Banks, which is subject to the fulfillment of certain closing conditions, for providing the Company with up to $30,000, through the end of March 2006 (for additional details, see Note 4B below). In addition, as of the approval date of the interim financial statements, certain of the Company's Equity Investors and Wafer Partners have committed and are obligated to invest $24,500 in the framework of the preliminary rights offering prospectus the Company filed in July 2005 in the U.S. and Israel, described in Note 5D below. Further, the Company is currently examining alternatives for additional funding sources.

          The Company's management estimates that it is probable that the closing conditions to the amendment to the Facility Agreement will be satisfied in a timely manner, the rights offering process will be successfully completed and the Equity Investors and Wafer Partners will invest the funds as described above, and that additional funds the Company will need in 2006 from the additional funding sources the Company is currently examining, as described above, will be achieved.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)


NOTE 2 - INVENTORIES

     Inventories consist of the following (*):

                                         June 30,              December 31,
                                 -----------------------         -------
                                  2005            2004             2004
                                 -------         -------         -------
                                       (unaudited)

Raw materials                    $ 6,354         $ 6,662         $ 9,260
Spare parts and supplies           3,407           3,433           3,950
Work in process                    5,709          15,477          10,085
Finished goods                     1,588             140           2,374
                                 -------         -------         -------
                                 $17,058         $25,712         $25,669
                                 =======         =======         =======


     (*) Net of aggregate write downs to net realizable value of $3,149, $2,004 and $2,665 as of June 30, 2005, June 30, 2004 and December 31, 2004,
          respectively.



NOTE 3 - MAJOR CUSTOMERS

     Revenues from major customers as a percentage of total revenues were as follows:


                           Six months ended      Year ended
                                June 30,         December 31,
                           ----------------         ----
                           2005        2004         2004
                           ----        ----         ----
                             (unaudited)

Customer A                  29%         19%         24%
Customer B                  16           3           2
Customer C                   2          14           8
Customer D                   0          16          17
Other customers (*)         23          23          28

     (*) Represents revenues from five different customers each of whom accounted for between 2% and 10% of revenues during the six months ended June 30, 2005, and to four and six different customers (each of whom accounted for between 1%-9% and 1%-8%, respectively) during the six months ended June 30, 2004 and during 2004, respectively.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   APPROVED ENTERPRISE STATUS

          Under the terms of the approved enterprise program for Fab 2, the Company is eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $155,005 has been already received from the Investment Center.

          Under the terms of the program, investments in respect of Fab 2 may be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2, prevailing market conditions and slower than planned ramp-up, the Company does not expect to complete Fab 2 investments by the end of 2005. As of June 30, 2005, the Company completed approximately 71% of the investments under the approved enterprise program.

          Since the approved investment period of five years ends on December 31, 2005, the Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence on January 1, 2006. During the first half of 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. As of the approval date of the interim financial statements, the process of reviewing the revised business plan is in its early stages, and the Company's management cannot estimate the outcome of the Company's efforts to obtain approval for an expansion program to its Fab 2 approved enterprise program.

     B.   AMENDMENTS TO THE FACILITY AGREEMENT

          During 2005, the Company and the Banks entered into the following amendments to the Facility Agreement:

          (1) In January 2005, the Company and its Banks signed a waiver letter agreement according to which the Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The agreement signed also amended certain of the financial ratios and covenants the Company is to comply with during 2005, which were further revised in the framework of the July 2005 amendment to the Facility Agreement described below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   AMENDMENTS TO THE FACILITY AGREEMENT (cont.)

          (2) In July 2005, further to a letter of intent signed between the Company and its Banks in May 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. The amendment provides, among other things, for Banks financing of up to $30,000 to cover the Company's 2005 interest payments under the Facility Agreement, subject to a similar amount being raised by the Company from investors. In connection with the amendment, certain of the Company's Equity Investors and Wafer Partners, have committed and are obligated to invest an aggregate of $23,500 towards such funding by investors in the context of the rights offering described in Note 5D below.

               The up to approximately $30,000 to be provided by the Banks under the July 2005 amendment may be withdrawn in up to three installments through the end of March 2006, will bear annual interest based on the three-month LIBOR plus 2.5% and shall be repayable in a period between twelve to fifteen months from each date any amount is received by the Company. The amendment further provides that a rescheduling of said repayments dates should be discussed following the closing date of the amendment.

               Any unutilized amount on account of the up to approximately $30,000 amount will bear a commitment fee at an annual rate of 0.25%.

               The July 2005 amendment further provides that: (i) The Israel Corporation undertaking, as detailed in Note 12A(6) to the 2004 annual financial statements, shall be extended from June 30, 2006 to December 31, 2006; (ii) such undertaking will be deemed to have been fulfilled if the Israel Corporation invests in the context of the rights offering at least $14,000; (iii) any amounts raised through March 31, 2006, up to $30,000 from the investors as detailed above, shall not constitute financing from other sources towards the $152,000 fundraising milestone, as detailed in Note 12A(6) to the 2004 annual financial statements; and (iv) the last date in which the Company is to comply with the $152,000 fundraising milestone is postponed from December 31, 2005 to June 30, 2006.

               The amendment also revised certain of the financial ratios and covenants through the third quarter of 2006 to align them with the Company's current working plan. The Company's management estimates that it is probable that the Company will comply with the revised financial ratios and covenants under the July 2005 amendment.

               For warrants provided to the Banks in connection with the amendment, see Note 5B(5) below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   AMENDMENTS TO THE FACILITY AGREEMENT (cont.)

               As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision.

               The Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to $497,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their lien against all of the Company's assets.

NOTE 5 - OTHER RECENT DEVELOPMENTS

     A.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors ("the Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

     B.   SHARE OPTION PLANS

          (1) OPTIONS GRANTED TO DIRECTORS - In accordance with the Company's share option plan for directors, 80,000 options were granted in February 2005 to two newly appointed directors (40,000 options each) at an exercise price of $1.87, which equals the market price of the Company's shares on the grant date. As of the of the balance sheet date, 240,000 options were outstanding under the plan, with a weighted average exercise price of $6.08.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2) EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER - Due to the resignation of the Company's former Chairman of the Board of Directors and Chief Executive Officer, in May 2005 625,800 of the 1,043,000 options granted to him, were fully forfeited.


          (3)  OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND DIRECTOR
               - In April 2005, the Company's Board of Directors approved the grant of options to purchase up to 1,325,724 Ordinary Shares to the Company's new appointed Chief Executive Officer ("CEO"), who was also appointed as a director. These options are exercisable at an exercise price of $1.56, the opening market price of the Company's shares on the date of the board approval of the grant. Granted options will vest over a four-year period, 25% over each year of employment. The options granted are exercisable for a period of ten years from the date of grant. The grant of the options is subject to the approval of the Company's shareholders. If as a result of equity financings consummated after April 30, 2005 (excluding the exercise or conversion of existing warrants, options, convertible debentures or other rights to acquire the Company's securities on such date), the CEO's total number of options granted to him through April 30, 2007 would represent less than 1.2% of the total number of issued and outstanding shares of the Company as of April 30, 2007, additional options will be granted to the CEO to result in a 1.2% holding of the total number of issued and outstanding shares of the Company as of April 30, 2007.

          (4) OPTIONS TO EMPLOYEES - In May 2005, the Company's Board of Directors approved the grant of 2,900,000 options to the Company's employees at an exercise price of $1.58, which equals to the Company's share market price as of the date of grant. The options granted will vest over a four-year period from the date of grant and will expire ten years from such date. The net increase to the total outstanding options under the Company's various employee share option plans during the six-month period ended June 30, 2005, amounted to 1,433,709 options.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5) WARRANTS TO THE BANKS - In connection with the July 2005 amendment detailed in Note 4B above, the Company agreed to issue warrants to the Banks exercisable into an aggregate of 8,264,464 ordinary shares of the Company, with an exercise price of $1.21. One-half (4,132,232 warrants) are exercisable for five years ending in July 2010, and one-half (4,132,232 warrants) shall be exercisable for a five-year period commencing on the date on which the Company and its Banks will agree, if at all, upon the rescheduled repayment dates of the new loans of up to approximately $30,000, as described in Note 4B above. The cost of the 4,132,232warrants issued to the Banks in July 2005, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $2,793. Such amount is to be amortized as deferred financing charges over the terms of the new loans of up to approximately $30,000.


     C.   TERMINATION OF A JOINT DEVELOPMENT AGREEMENT

          In April 2005, a Japanese semiconductor manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to terminate the agreement entered into between the parties in May 2002 described in Note 12B(3) to the 2004 audited consolidated financial statements ("the Original Agreement"). According to the terms of the termination agreement, the Japanese manufacturer paid an amount of $2,500 in April 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the Original Agreement. The license rights granted to the parties continue pursuant to the terms of the Original Agreement. Subsequent to the termination of the agreement, and as a result of its termination, during the second quarter of 2005, the Company recognized revenues in the aggregate amount of $8,000.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     D.   CONTEMPLATED RIGHTS OFFERING

          In July 2005, the Company filed in Israel and the U.S. a preliminary prospectus for the distribution of transferable rights to purchase up to $50,000 principal of convertible debentures of the Company. The rights will be distributed to the shareholders of the Company on the record date and certain employees who on the record date hold options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each recipient will receive one right for each 138.68 Ordinary Shares or employee options held on the record date. Each right will entitle the recipient to purchase, at a subscription price of $100.00, 100 debentures, each of $1.00 in principal amount. The debentures are convertible into Ordinary Shares of the Company at a conversion rate of one Ordinary Share per each $1.10 amount of outstanding principal of the debentures. The conversion rate is subject to adjustments and the debentures may be automatically converted into Ordinary Shares of the Company under certain circumstances. The debentures will bear interest at the rate of 5% per annum. Principal, together with accrued interest, is payable in one installment in 2011.

          The rights are expected to be listed for trading for a single day on the NASDAQ Small Cap Market and the Tel Aviv Stock Exchange. The debentures are expected to be listed and quoted on these Exchanges.

          Certain of the Company's Equity Investors and Wafer Partners have committed and are obligated to invest $24,500 in the framework of the rights offering.

          The payment of the principal and the interest on the debentures is subordinated to the prior payment of all amounts payable by the Company to the Banks under the Facility Agreement. The debentures are also effectively subordinated to amounts which the Company might owe to the Investment Center of the Israeli Ministry of Industry, Trade and Labor and to one of the Company's customers.

          Completion of the rights offering is subject to the prospectus being declared effective by the U.S. Securities and Exchange Commission and the Israel Securities Authority.


     E. In July 2005, the Company's Board of Directors approved the increase of the authorized share capital of the Company from 250,000,000 to 500,000,000 shares, subject to shareholders approval.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See F below for the presentation of the Company's unaudited balance sheet as of June 30, 2005 in accordance with U.S. GAAP.

     A. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of June 30, 2005, $16,953 was reclassified from current assets to a long-term asset (as of December 31, 2004 - $53,793 and $5,134, were reclassified from current assets and long-term investments, respectively, to a long-term asset).

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of June 30, 2005, an amount of $15,306 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2004 - $16,350).


     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of June 30, 2005 would have resulted in: an increase in other long-term investments in the amount of $878; an increase in other long-term liabilities in the amount of $1,299; a decrease in other comprehensive loss for the six months ended June 30, 2005 in the net amount of $2,649; an accumulated other comprehensive loss component of equity balance as of June 30, 2005 in the amount of $ 4,406; and in a decrease of $3,955 in property and equipment, net as of June 30, 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through June 30, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:

                                                     Six months ended                Three months ended
                                                --------------------------        --------------------------
                                                          June 30,                         June 30,
                                                --------------------------        --------------------------
                                                  2005             2004             2005              2004
                                                ---------        ---------        ---------        ---------
                                                        (unaudited)                       (unaudited)
PRO FORMA LOSS
Loss for the period, as reported
    according to U.S. GAAP
    (see G below)                               $(102,560)       $ (75,023)       $ (47,240)       $ (36,532)
Add - stock-based compensation
    determined under SFAS 123                      (1,850)          (2,322)            (758)            (991)
                                                ---------        ---------        ---------        ---------
Pro forma loss                                  $(104,410)       $ (77,345)       $ (47,998)       $ (37,523)
                                                =========        =========        =========        =========
BASIC LOSS PER SHARE
As reported according to U.S.
    GAAP (see I below)                          $   (1.56)       $   (1.18)       $   (0.71)       $   (0.56)
                                                =========        =========        =========        =========

Pro forma                                       $   (1.58)       $   (1.22)       $   (0.73)       $   (0.57)
                                                =========        =========        =========        =========

     E.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of June 30, 2005 and December 31, 2004 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S.GAAP for the periods ended at such dates would have been immaterial.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)


NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     F.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                 AS OF JUNE 30, 2005                    AS OF DECEMBER 31, 2004
                                                         -----------------------------------    -----------------------------------
                                                  U.S.    AS PER                    AS PER       AS PER                    AS PER
                                                  GAAP    ISRAELI      ADJUST-       U.S.        ISRAELI      ADJUST-       U.S.
                                                 REMARK    GAAP         MENTS        GAAP         GAAP         MENTS        GAAP
                                                 -----   ---------    ---------    ---------    ---------    ---------    ---------
A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                           $  23,459    $            $  23,459    $  27,664    $            $  27,664
     DESIGNATED CASH AND SHORT-TERM
       INTEREST-BEARING DEPOITS                    A        16,953      (16,953)          --       53,793      (53,793)          --
     TRADE ACCOUNTS RECEIVABLE                              10,853                    10,853       19,286                    19,286
     OTHER RECEIVABLES                                       8,862                     8,862       11,365                    11,365
     INVENTORIES                                            17,058                    17,058       25,669                    25,669
     OTHER CURRENT ASSETS                                    1,310                     1,310        1,818                     1,818
                                                         ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                78,495      (16,953)      61,542      139,595      (53,793)      85,802
                                                         ---------    ---------    ---------    ---------    ---------    ---------

   LONG-TERM INVESTMENTS
     LONG-TERM INTEREST-BEARING DEPOSITS
       DESIGNATED FOR FAB 2 OPERATIONS             A            --           --           --        5,134       (5,134)          --
     OTHER LONG-TERM INVESTMENTS                  B, C          --       16,184       16,184           --       16,350       16,350
                                                         ---------    ---------    ---------    ---------    ---------    ---------
                                                                --       16,184       16,184        5,134       11,216       16,350
                                                         ---------    ---------    ---------    ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                     C       562,962       (3,955)     559,007      609,296       (4,619)     604,677
                                                         ---------    ---------    ---------    ---------    ---------    ---------

   DESIGNATED CASH AND SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS           A            --       16,953       16,953           --       58,927       58,927
                                                         ---------    ---------    ---------    ---------    ---------    ---------

   OTHER ASSETS, NET                               E        86,519         (196)      86,323       93,483         (196)      93,287
                                                         =========    =========    =========    =========    =========    =========

        TOTAL ASSETS                                     $ 727,976    $  12,033    $ 740,009    $ 847,508    $  11,535    $ 859,043
                                                         =========    =========    =========    =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     TRADE ACCOUNTS PAYABLE                              $  59,640    $            $  59,640    $  65,326    $            $  65,326
     CURRENT MATURITIES OF CONVERTIBLE
       DEBENTURES                                  E         6,331         (640)       5,691           --                        --
     OTHER CURRENT LIABILITIES                               8,467                     8,467       10,678                    10,678
                                                         ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                           74,438         (640)      73,798       76,004                    76,004

   LONG-TERM DEBT                                          497,000                   497,000      497,000                   497,000

   CONVERTIBLE DEBENTURES                          E        18,992       (1,919)      17,073       26,651       (2,559)      24,092

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                62,007                    62,007       64,428                    64,428

   OTHER LONG-TERM LIABILITIES                    B, C       9,175       16,605       25,780       15,445       18,756       34,201
                                                         ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL LIABILITIES                                  661,612       14,046      675,658      679,528       16,197      695,725
                                                         ---------    ---------    ---------    ---------    ---------    ---------

   SHAREHOLDERS' EQUITY
     ORDINARY SHARES, NIS 1.00 PAR VALUE -
       AUTHORIZED 250,000,000 SHARES; ISSUED
        67,586,187 AND 66,999,796 SHARES,
         RESPECTIVELY                                       16,408                    16,408       16,274                    16,274
     ADDITIONAL PAID-IN CAPITAL                    E       518,286        2,363      520,649      517,476        2,363      519,839
     SHAREHOLDER RECEIVABLES                                   (26)                      (26)         (26)                      (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS          C            --       (4,406)      (4,406)          --       (7,055)      (7,055)
     ACCUMULATED DEFICIT                                  (459,232)          30     (459,202)    (356,672)          30     (356,642)
                                                         ---------    ---------    ---------    ---------    ---------    ---------
                                                            75,436       (2,013)      73,423      177,052       (4,662)     172,390
     TREASURY STOCK, AT COST - 1,300,000 SHARES             (9,072)                   (9,072)      (9,072)                   (9,072)
                                                         ---------    ---------    ---------    ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY                          66,364       (2,013)      64,351      167,980       (4,662)     163,318
                                                         =========    =========    =========    =========    =========    =========

        TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY                                         $ 727,976    $  12,033    $ 740,009    $ 847,508    $  11,535    $ 859,043
                                                         =========    =========    =========    =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     G.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the six-month and three-month periods ended June 30, 2005 and 2004.

     H.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income. Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                               Six months ended               Three months ended
                                         --------------------------        --------------------------
                                                   June 30,                         June 30,
                                         --------------------------        --------------------------
                                           2005             2004              2005             2004
                                         ---------        ---------        ---------        ---------
                                                 (unaudited)                       (unaudited)
Loss for the period, according
    to U.S. GAAP (see G above)           $(102,560)       $ (75,023)       $ (47,240)       $ (36,532)

Other comprehensive loss:

    Reclassification of unrealized
       losses on derivatives                   664              664              332              332
    Unrealized gains (losses) on
       derivatives                           1,985            5,917             (852)           6,705
                                         ---------        ---------        ---------        ---------

Net comprehensive loss
    for the period                       $ (99,911)       $ (68,442)       $ (47,760)       $ (29,495)
                                         =========        =========        =========        =========

     I.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described in G above), the basic and diluted loss per share for the six-month and three-month periods ended June 30, 2005 would be $1.56 and $0.71, respectively (during the corresponding periods - $1.18 and $0.56, respectively).